EXHIBIT 99.6

ABITIBI CONSOLIDATED	Abitibi-Consolidated Inc. 1155 Metcalfe Street, Suite 800 Montréal, Québec, Canada H3B 5H2 Tel. 514-875-2160 Fax. 514 875-4001
Postal address: Post Office Box 69 Montréal, Québec Canada H3C 2R5

VIA SEDAR

June 25, 2007

To the securities regulatory authorities

of each of the Provinces and territories of Canada

Dear Sirs/Mesdames:

RE:    Abridgement of time periods prescribed by National Instrument 54-101

As required under Section 2.20 of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI54-101"), the undersigned certifies, in relation to the special meeting of shareholders of Abitibi-Consolidated Inc. ("Abitibi-Consolidated") to be held on July 26, 2007 (the "Meeting"), that:

(a)

Abitibi-Consolidated has arranged to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)	Abitibi-Consolidated has arranged to have carried out all of the requirements of NI 54- 101 in addition to those described in the above subparagraph (a).

Abitibi-Consolidated is thus relying on Section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

ABITIBI-CONSOLIDATED INC.

Per:  /s/  Jacques P. Vachon

Jacques P. Vachon

Senior Vice-President, Corporate Affairs & Secretary